FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2011
No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On September 23, 2011, the registrant announces receiving Nasdaq Notification related to Minimum Bid Price.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 23, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

Tower Semiconductor Receives Nasdaq Notification Related to
Minimum Bid Price

MIGDAL HAEMEK, Israel, September 23, 2011- Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, (the “Company”), announced today that it received a letter from the Nasdaq Listing Qualifications Department indicating that the Company does not meet the requirement of maintaining a minimum bid price of $1 per share for its listed securities as set forth in Listing Rule 5450(a)(1).  The Company can regain compliance with this requirement if at any time during a 180-day period ending on March 19, 2012, the closing bid price for the Company’s ordinary shares is at least $1 per share for a minimum of ten consecutive business days.  During the 180-day compliance period, the Company’s ordinary shares will continue to be listed and traded on the Nasdaq Global Market under the symbol TSEM, and will continue to be listed and traded on the Tel Aviv Stock Exchange under the same symbol.  If the closing bid price of the Company’s ordinary shares is at least $1 per share or more for ten consecutive business days during the 180-day compliance period, the Company will receive written notification that it has achieved compliance with the minimum bid price requirement and the Company's ordinary shares will continue to be listed and traded on the Nasdaq Global Market.

In the event the Company does not regain compliance during the 180-day period ending on March 19, 2012, the Company will have an additional 180-day period ending September 15, 2012 to regain compliance by transferring its listing to the Nasdaq Capital Market. If the Company’s ordinary shares are transferred to be listed and traded on the Nasdaq Capital Market, no change will occur in terms of the continued trading of the Company's ordinary shares and its continued quotation by Nasdaq, and from the perspective of the financial markets, the trading is transparent whether in The Nasdaq Capital Market or The Nasdaq Global Market.  This Nasdaq letter does not affect the Company's listing on the Tel-Aviv Stock Exchange, where the Company's ordinary shares will continue to be listed and traded under the symbol TSEM with no change.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and  its fully owned U.S. subsidiary Jazz Semiconductor Inc., operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

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TowerJazz Investor Relations Contact:
Noit Levi
+972 4 604 7066
noit.levi@towerjazz.com